SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 12 July 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






         Sir Michael Hodgkinson to step down from Bank of Ireland Court

Bank of Ireland today announced that Sir Michael Hodgkinson is to step down from the Court of Directors of Bank of Ireland Group with effect from the conclusion of the forthcoming Annual General Court on 21st July. He was appointed to the Court in May 2004 in his capacity as Chairman, Post Office Ltd in the UK. Brian Goggin, Group Chief Executive at Bank of Ireland will step down from the Board of Post Office Ltd at the same time.

Both of these appointments were made in 2004 as part of the initial governance arrangements for Post Office Financial Services, which provides financial services through the UK Post Office network. The changes announced today reflect the progress that has been made in the interim. In the Preliminary results announcement for Bank of Ireland Group in May, the Bank announced that Post Office Financial Services had exceeded its customer acquisition target - reaching 475,000 customers, well ahead of the target of 400,000 customers.

Post Office Financial Services is governed by a board of directors with membership drawn from both Bank of Ireland and Post Office Ltd and chaired by Des Crowley, Chief Executive of Bank of Ireland's UK Financial Services Division.

12 July 2006

For further information contact:

Dan Loughrey Head of Group Corporate Communications 353 1 604 3833





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 12 July 2006